Exhibit 12.1
Computation of Ratio of Earnings to Fixed Charges

	Fiscal Years Ended June 30,
	2016	2015	2014	2013	2012
	($ in millions)
Earnings:
Add:
Earnings from continuing operations before income taxes	$468.9	$438.9	$395.5	$323.2	$200.9
Fixed charges	41.1	37.6	36.5	28.0	28.4
Amortization of capitalized interest	—	—	—	—	—
Distributed income from equity investees	—	—	—	—	—
Share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges	—	—	—	—	—
Less:
Interest capitalized	—	—	—	—	—
Preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—
The minority interest in the pre-tax income/(loss) of subsidiaries that have not incurred fixed charges(2)	(5.1)	(5.5)	—	0.1	(0.7)
Total	$515.1	$482.0	$432.0	$351.1	$230.0
Fixed charges:
Interest expense	$28.4	$25.4	$23.7	$14.5	$14.0
Amortized premiums, discounts and capitalized expenses related to indebtedness	—	—	—	—	—
Estimate of the interest within rental expense(1)	12.7	12.2	12.8	13.5	14.4
Preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—
Total	$41.1	$37.6	$36.5	$28.0	$28.4
Ratio of Earnings to Fixed Charges	12.5	12.8	11.8	12.5	8.1

(1)	One-third of rental expense under operating leases is assumed to be the equivalent of interest.

(2)	Represents the Company’s share of gains (losses) from its equity method investments.